Exhibit 99.1

BCE

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

MARCH 6, 2014

In this Annual Information Form, we, us, our and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

Each section of BCE’s 2011, 2012 and 2013 management’s discussion and analysis of financial condition and results of operations (BCE 2011 MD&A, BCE 2012 MD&A and BCE 2013 MD&A, respectively) that is referred to in this Annual Information Form is incorporated by reference herein. The BCE 2011 MD&A, BCE 2012 MD&A and BCE 2013 MD&A have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the U.S. Securities and Exchange Commission (available at sec.gov). They are also available on BCE’s website at BCE.ca.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 6, 2014, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

TABLE OF CONTENTS

				PARTS OF MD&A AND FINANCIAL
				STATEMENTS INCORPORATED
				BY REFERENCE (REFERENCE TO
			ANNUAL	PAGES OF THE BCE 2013 ANNUAL
			INFORMATION	REPORT, EXCEPT WHERE OTHERWISE
			FORM	INDICATED)
1	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		2	41-42; 57; 63-64; 69; 74-75; 92-98
2	CORPORATE STRUCTURE		4
	2.1	Incorporation and Registered Office	4
	2.2	Subsidiaries	4
3	DESCRIPTION OF OUR BUSINESS		5
	3.1	General Summary	5	25-30; 41-42; 45; 57; 63-64; 69; 74-75; 86
	3.2	Strategic Imperatives	5	37-40
	3.3	Competitive Strengths	6
	3.4	Marketing and Distribution Channels	8
	3.5	Networks	9
	3.6	Employees	11
	3.7	Corporate Responsibility	12
	3.8	Competitive Environment	15	42; 55-57; 62-64; 67-70; 74-75
	3.9	Regulatory Environment	15	87-91
	3.10	Intangible Properties	15
4	GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY		16
	4.1	Transactions (1)	16
	4.2	Corporate Initiatives	18	38-40; 29-30 (2); 30-31 (3)
	4.3	Regulatory Environment	18	87-91; 61-63 (2); 58-61 (3)
5	OUR CAPITAL STRUCTURE		19
	5.1	BCE Securities	19	145-146
	5.2	Bell Canada Debt Securities	20	136-137
	5.3	Ratings	21
	5.4	Trading of Our Securities	24
6	OUR DIVIDEND POLICY		26
7	OUR DIRECTORS AND EXECUTIVE OFFICERS		27
	7.1	Directors	27
	7.2	Executive Officers	29
	7.3	Directors’ and Executive Officers’ Share Ownership	29
8	LEGAL PROCEEDINGS		30
9	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		33
10	EXPERTS		33
11	TRANSFER AGENT AND REGISTRAR		33
12	FOR MORE INFORMATION		33
13	SCHEDULE 1 – AUDIT COMMITTEE INFORMATION		34
14	SCHEDULE 2 – AUDIT COMMITTEE CHARTER		37

(1)	This section of the Annual Information Form also incorporates by reference BCE’s material change reports dated September 20, 2010 and April 1, 2011 with respect to the acquisition by BCE of the remaining 85% interest in CTV Inc. (formerly CTVglobemedia Inc. and now named Bell Media Inc.) it did not already own filed by BCE with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the U.S. Securities and Exchange Commission (available at sec.gov).
(2)	References to parts of the BCE 2012 MD&A contained in BCE’s annual report for the year ended December 31, 2012.
(3)	References to parts of the BCE 2011 MD&A contained in BCE’s annual report for the year ended December 31, 2011.

1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Information Form including, but not limited to, our networks deployment plans, BCE’s 2014 annualized common share dividend and common share dividend policy, the divestiture of certain of Astral Media Inc.’s (Astral) television (TV) assets and certain of Astral’s and Bell Media Inc.’s (Bell Media) radio stations, anticipated market shares, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts, are forward-looking statements. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 6, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 6, 2014. Refer in particular to the sections of the BCE 2013 MD&A entitled Business Outlook and Assumptions at pages 41 and 42, page 57, pages 63 and 64, page 69 and pages 74 and 75 of the BCE 2013 annual report (BCE 2013 Annual Report), for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important factors that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as average revenue per unit the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective information technology (IT) systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein

2 BCE Inc. 2013 Annual Information Form

1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

  employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV

  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws

  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services copyright theft and other unauthorized use of our content

  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks

  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed throughout this Annual Information Form and the BCE 2013 MD&A and, in particular, in section 9, Business Risks of the BCE 2013 MD&A, at pages 92 to 98 of the BCE 2013 Annual Report.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 6, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2013 Annual Information Form 3

2 CORPORATE STRUCTURE

2.1 INCORPORATION AND REGISTERED OFFICE

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and for a consolidation in the number of outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, and (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. First Preferred Shares. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

2.2 SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated, and the percentage of voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2013.

		PERCENTAGE OF VOTING SECURITIES THAT BCE INC.
SUBSIDIARY	WHERE IT IS INCORPORATED	BENEFICIALLY HELD AT DECEMBER 31, 2013 (1)
Bell Canada	Canada	100%
Bell Mobility	Canada	100%
Bell Media	Canada	100%

(1)	BCE Inc. beneficially owns all the voting securities of Bell Mobility Inc. (Bell Mobility) and Bell Media through Bell Canada, which directly or indirectly owns all the voting securities of each such subsidiary.

As at December 31, 2013, BCE Inc. and its subsidiaries also owned 44.1% of the issued and outstanding voting securities of Bell Aliant Inc. with the remaining interest publicly held.

Pursuant to an Amended and Restated Securityholder’s Agreement dated January 1, 2011, entered into between Bell Aliant Inc., Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), Bell Aliant Regional Communications Inc., 6583458 Canada Inc., BCE Inc. and Bell Canada, BCE Inc. has the following rights with respect to Bell Aliant Inc. or Bell Aliant Regional Communications Inc.:

  For so long as BCE Inc. and its subsidiaries own a 30% or greater interest in Bell Aliant Inc., and provided that certain major commercial agreements are in place, BCE Inc. has the right to direct Bell Aliant Inc. with respect to the nomination of up to a majority of the directors of Bell Aliant Inc. and has the right to appoint a majority of the directors of Bell Aliant Regional Communications Inc.
  For so long as BCE Inc. and its subsidiaries own a 20% or greater interest in Bell Aliant Inc., BCE Inc. also has the ability to veto certain actions of Bell Aliant Inc. (such as the approval of business plans and material corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, the appointment and change of the chief executive officer and entering into material commercial agreements with our competitors)
4 BCE Inc. 2013 Annual Information Form

3 DESCRIPTION OF OUR BUSINESS

3.1 GENERAL SUMMARY

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, high-speed Internet, Internet protocol television (IPTV) and satellite TV, local and long distance, business Internet protocol (IP)-broadband and information and communications technology (ICT) services. In 2013, we reported the results of our operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that, as described in more detail below, holds assets in TV, radio, digital media and out-of-home advertising. We also own a 44.1% interest in Bell Aliant, the subsidiaries of which include the incumbent carrier in Canada’s Atlantic provinces and in rural areas of Ontario and Québec.

In addition to our operating segments, we also hold a 35.3% indirect equity interest in Q9 Networks Inc. (Q9), a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal, and a 15% equity interest in the Globe & Mail.

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three completed financial years, including the acquisition of Astral, can be found under section 4.1, Transactions in this Annual Information Form.

For the year ended December 31, 2013, we generated consolidated operating revenues of $20,400 million and consolidated net earnings of $2,388 million. Bell Wireline’s operating revenues totalled $10,097 million, Bell Wireless’ operating revenues totalled $5,849 million, Bell Media’s operating revenues totalled $2,557 million and Bell Aliant’s operating revenues totalled $2,759 million. A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2013 and 2012 can be found in section 4.3, Operating Revenues of the BCE 2013 MD&A, at page 45 of the BCE 2013 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly Financial Information – Seasonality Considerations of the BCE 2013 MD&A, at page 86 of the BCE 2013 Annual Report.

Additional information regarding our business operations and the products and services we provide can be found in section 1, Overview of the BCE 2013 MD&A, at pages 25 to 30 of the BCE 2013 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant segments can be found in the sections entitled Business Outlook and Assumptions in the BCE 2013 MD&A, at pages 41 and 42, page 57, pages 63 and 64, page 69 and pages 74 and 75 of the BCE 2013 Annual Report.

3.2 STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers.

Our strategy is centred on our disciplined focus and execution of the six strategic imperatives that support our goal to be recognized by customers as Canada’s leading communications company, namely:

1. Accelerate Wireless

2. Leverage Wireline Momentum

3. Expand Media Leadership

4. Invest in Broadband Networks and Services

5. Achieve a Competitive Cost Structure

6. Improve Customer Service

Additional information regarding our strategic imperatives can be found in section 2, Bell’s Strategic Imperatives of the BCE 2013 MD&A, at pages 37 to 40 of the BCE 2013 Annual Report.

BCE Inc. 2013 Annual Information Form 5

3 DESCRIPTION OF OUR BUSINESS

3.3 COMPETITIVE STRENGTHS

CANADA’S LARGEST COMMUNICATIONS COMPANY

We are Canada’s largest communications company, offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. Bell operates an extensive local access network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings to residential, business and wholesale customers

  Bell operated approximately 5.2 million network access service lines, primarily in the urban areas of Ontario and Québec, and continued to hold approximately 56% of the market share on a combined basis in those provinces at December 31, 2013

  At December 31, 2013, Bell was one of the largest wireless operators in Canada based on the number of subscribers, providing approximately 7.8 million subscribers with nationwide wireless service

  Bell is the largest digital TV provider in Canada, nationally broadcasting more than 600 all-digital TV and audio channels and a wide range of domestic and international programming to approximately 2.3 million subscribers at December 31, 2013 through its DTH satellite TV service and Fibe TV, its IPTV service

  Bell is the largest Internet service provider in Canada, providing approximately 2.2 million customers at December 31, 2013 with high-speed Internet access through fibre-optic, digital subscriber line (DSL) or wireless broadband technology

  Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural areas of Ontario and Québec, operated approximately 2.4 million network access lines at December 31, 2013. It further provided high-speed Internet access to approximately one million customers and TV services to approximately 180,000 customers at December 31, 2013, in addition to providing wireless and other services to customers

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail under section 3.4, Marketing and Distribution Channels in this Annual Information Form, are key competitive advantages.

WIRELESS MOMENTUM

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our portfolio of targeted brands, including Bell and Virgin Mobile.

Wireless is a key growth segment for Bell and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on maintaining its market share of incumbent wireless postpaid customer activations through growing its presence in higher average revenue per unit geographies and customer segments, increasing points of retail distribution, improving sales execution and customer retention, and increasing data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance, and a broad handset offering should continue to improve our ability to attract and retain wireless customers. With the launch of a national high-speed packet access plus network (HSPA+ network) in November 2009 and the launch, beginning in the second half of 2011, of fourth generation (4G) long-term evolution (LTE) wireless service in most urban centres across Canada (our 4G LTE wireless network reaching approximately 80% of the Canadian population as at December 31, 2013), we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. The approximate 700 retail stores of our national electronics retailer subsidiary, The Source (Bell) Electronics Inc. (The Source), gives us an increased presence in Canada’s highest-traffic mall locations and effectively increases the number of places where customers can buy Bell products and services. In addition, our products and services offered under the Virgin Mobile brand enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands as well as the newer wireless entrants.

TECHNOLOGICALLY SUPERIOR TV SERVICE

In 2010, Bell unveiled its next generation IPTV service, Fibe TV, targeting urban areas in Ontario and Québec where cable providers had long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive triple-play bundle of communications services to customers. Delivered over our advanced high-speed fibre-optic network, Fibe TV expands TV choice and competition in major urban markets and offers a superior viewing and interactive online experience to that of cable.

6 BCE Inc. 2013 Annual Information Form

3 DESCRIPTION OF OUR BUSINESS

Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder (PVR), the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities and the fastest channel change capability on the market today. In May 2013, Bell launched the new Fibe TV Wireless Receiver which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the house without the hassle of running cable through the house. Now available to more than 4.3 million households in Québec and Ontario, Bell Fibe TV has quickly become a preferred TV option as we grew our Fibe TV subscriber base by 93% in 2013 to approximately 479,430 customers.

INCUMBENT WIRELINE SERVICE PROVIDER WITH MARKET LEADERSHIP POSITION

Our market leadership position and our broad suite of product offerings act as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and allowing us to improve customer retention. Bell Fibe TV is driving strong multi-product bundle sales as we continue to expand our service footprint in communities across Ontario and Québec. The number of triple-play households – those that buy Home Phone, TV and Internet services – increased 18% in 2013 due to the positive impact of Fibe TV.

Bell’s Business Markets unit is also a consistent market-leading performer having established relationships with a majority of Canada’s 1,000 largest corporations. Bell’s Business Markets unit continues to deliver network-centric ICT solutions to large business and public sector clients, including data hosting and cloud computing services which are key to business communications in the new information age, that increase the value of connectivity services, helping drive overall performance for Bell.

OUR SIGNIFICANT MEDIA ASSETS

Our acquisition on April 1, 2011 of the remaining 85% interest in CTV Inc. (now Bell Media) that we did not already own provided us with significant media assets. In addition, our acquisition on July 5, 2013 of Astral provided our Bell Media segment with further media assets, namely eight pay and specialty TV channels, 77 radio stations, as well as digital media properties and Astral’s out-of-home advertising business. Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all four screens, and achieving a competitive cost structure. Ownership of Bell Media enables Bell to maximize strategic and operating synergies with Bell Media, including the efficiency of our content and advertising spend.

Through Bell Media, our key competitive advantage is our position as the leading multimedia company in Canada with the following assets in TV, radio, digital and out-of-home advertising:

  We own and operate 30 conventional TV stations, including CTV, Canada’s leading TV network based on viewership

  We own and operate 40 specialty, pay and pay-per-view TV channels, including TSN, Canada’s most watched specialty sports channel and RDS, Canada’s #1 French-language specialty sports channel also based on viewership

  Led by programs like The Big Bang Theory and The Amazing Race Canada, CTV has consistently held the majority of Canada’s Top 20 most-watched programs nationally in all key demographics

  At December 31, 2013, our 107 radio stations in 55 markets across Canada reached on average per week 17.5 million listeners from coast to coast

  We own and operate the most successful Canadian-owned online business in the Canadian digital landscape.
  At December 31, 2013, we ranked third to Google (which includes YouTube) and Facebook for video views, third in time spent viewing video, and eighth in unique visitors among all online properties in Canada, ahead of any Canadian-owned competitor

  We provide live and on-demand access to content from Bell Media’s conventional TV networks, CTV and CTV Two, as well as real-time access to BNN, TSN, RDS, MTV and other top brands in news, sports and entertainment on Bell’s Mobile TV service. This mobile content is offered on commercial terms to all Canadian wireless providers. Bell Media’s TV Everywhere services, including TMN GO and CTV GO, provide live and on-demand content delivered over mobile and Wi-Fi networks to smartphones, tablets and computers

  Bell Media owns Astral Out-of-Home, an out-of-home advertising business with a network of more than 9,500 advertising faces strategically located in the key markets of Québec, Ontario and British Columbia. It offers a portfolio of four innovative product lines: outdoor advertising, street furniture, transportation and digital

In addition to our industry leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for conventional, specialty and pay TV, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

BCE Inc. 2013 Annual Information Form 7

3 DESCRIPTION OF OUR BUSINESS

3.4 MARKETING AND DISTRIBUTION CHANNELS

BELL WIRELINE AND WIRELESS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet and TV, as well as wireless services, our goal is to use a triple-play or quadruple-play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all of our markets. Promoting the Bell brand is complemented by our other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies including as a result of Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new entrants in 2008 and mobile broadband services (700 megahertz (MHz)) spectrum in 2014, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations

  The Source’s approximately 700 retail locations

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, Tbooth Wireless, Wireless Etc., Loblaws and a network of regional and independent retailers in all regions call centre representatives

  the Bell.ca and virginmobile.ca websites

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, TV and wireless services with a single point of contact.

Communication solutions, other than wireless, for small, mid-sized and large business customers are delivered by the Bell Business Markets unit. Our products and services are sold through dedicated sales representatives, call centres and certified resellers. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in procuring small business customers with simple yet reliable services and large enterprise customers with complex communication requirements. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and providing solutions designed with superior service, performance, availability, and security. We deliver expertise in key solution areas, including: Internet, private networks and broadcast, voice and unified communications, data centre, customer contact solutions, security, mobile business services, and small business solutions. The Bell Business Markets unit is focused on increasing both the number of customers and the breadth of business solutions sold to these customers.

Bell’s wireless products and services are delivered to business customers by Bell Mobility through the same channels as those previously described for services with respect to residential customers. In addition, Bell’s business customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to business customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

8 BCE Inc. 2013 Annual Information Form

3 DESCRIPTION OF OUR BUSINESS

BELL MEDIA

Bell Media’s TV and Out-of-Home customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty and pay TV services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty and pay TV channels are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media distributes certain of its TV and radio programming through a variety of non-traditional means, such as mobile, Internet streaming and in-flight programming. Finally, Bell Media’s Out-of-Home business delivers its services through an inventory of out-of-home faces and street furniture equipment in the key markets of Québec, Ontario and British Columbia.

BELL ALIANT

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and mid-sized business products), value-added resellers, door-to-door sales representatives and its family of websites. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments at numerous payment locations across its operating territories. During 2013, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions, including self-serve mechanisms.

3.5 NETWORKS

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to IP-based integrated communications networks that can carry voice, data and video traffic. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks.

Our communications networks provide wireline and wireless voice, data and video services to customers across Canada. Our infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructure for delivering services to customers national wireless networks that provide voice, data and video services

WIRELINE

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network, with built-in redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Minneapolis, Ashburn and Seattle in the United States.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. Bell and Bell Aliant operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business grade IP virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of ICT solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP Telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, Bell and Bell Aliant maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

To improve reliability and to increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks, in 2012, we began the upgrade of our fibre-based national backbone network with the deployment of 100 gigabit technologies. As of December 31, 2013, key traffic routes spanning more than 7,800 kilometers across Canada had been upgraded. Bell was the first Canadian carrier to deploy 100 gigabit IP Wide Area Network technologies.

HIGH-SPEED FIBRE DEPLOYMENT

As discussed in more detail below, our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTN, FTTB and FTTH (as such terms are defined below) initiatives.

First, Bell has been upgrading its access infrastructure by deploying fibre closer to its residential customers using fibre-to-the-node (FTTN) along with pair bonding technology. Second, Bell has been deploying high-speed fibre access directly to multiple-dwelling units (MDUs) and key business locations and data centres, throughout the Québec-Windsor corridor, under a fibre-to-the-building (FTTB) initiative. Third, Bell has started and plans to continue deploying high-speed fibre-to-the-home (FTTH) technology in Ontario and Québec as follows.

One of the first FTTH deployments in Canada, Bell’s Québec City region initiative is the largest city-wide FTTH roll-out in the country to-date. In our view, FTTH, in which optical fibre cables are used to connect each and every home, is an ideal network architecture to support future bandwidth-demanding IP services and applications. Since the Québec City region is served largely by “aerial” infrastructure, above-ground wiring on utility poles,

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these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure. With an investment of more than $225 million to deploy fibre optic technology directly to homes and businesses, we launched our next-generation Fibe service in Québec City on March 12, 2012, supporting enhanced competition and choice in the Québec market with the latest broadband TV, Internet and Home Phone services.

Bell also continued to deploy FTTH to all new urban and suburban housing developments in Ontario and Québec and began the implementation of pair bonding, which effectively increases the FTTN network download speeds and extends the Fibe TV footprint. This is in addition to Bell Canada’s ongoing deployment of FTTB to MDUs and business locations.

Our residential fibre-optic Internet service, marketed as Bell Fibe Internet, is enabled by Bell’s FTTN and FTTH networks, providing download speeds of up to 50 megabits per second (Mbps) in areas of Ontario and Québec that are served by our FTTN network, and up to 175 Mbps for customers with FTTH. Fibe Internet also employs advanced tools to proactively monitor and optimize speeds. We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

Additionally, Bell launched in September 2010 its Bell Fibe TV service in several Toronto and Montréal neighbourhoods. Since that time, Bell has significantly expanded its Fibe TV service footprint, which, at December 31, 2013, encompassed more than 4.3 million households across the Greater Montréal Region, the Greater Toronto Area, Québec City, Sherbrooke, Ottawa, Laval, Kitchener-Waterloo, London, St. Catharines, Barrie and Hamilton. Delivered over our advanced high-speed fibre-optic network, Fibe TV complements our national TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home PVR, the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change capability on the market today. In May 2013, Bell launched the new Fibe TV Wireless Receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the house without the hassle of running cable through the house.

Since 2010, Bell Aliant has been deploying FTTH and FTTB technology in various locations in Atlantic Canada and several communities in northern Ontario. FTTH has brought an advanced broadband network using 100% fibre-optic technology directly to homes and businesses in those locations and has allowed Bell Aliant to deliver its new “FibreOP” branded Internet and TV service. The largely aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities in Atlantic Canada and rural Ontario and Québec makes the cost of FTTN and FTTH/FTTB very similar in those markets.

In 2011, Bell Aliant launched its next generation of Internet and TV service with FibreOP 2.0. FibreOP 2.0 introduces more speed and functionality to customers for the same price. FibreOP 2.0 TV also provides enhanced functions and features for TV. Bell Aliant also launched FibreOp Home Phone in 2011, enabling it to deliver an entirely IP-enabled bundle of service (voice, Internet, TV) over its FTTH network.

In 2012, Bell Aliant launched FibreOp Business 50/30 service, providing small and medium business customers with up to 50 Mbps download and 30 Mbps upload Internet speeds over its FTTB technology, representing double the upload speed of its previous fastest Internet service offering. In addition, Bell Aliant upgraded its residential FibreOP Internet to reach 250 Mbps download Internet speed, to maintain the speed advantage it has over its competitors.

In 2013, Bell Aliant provided its existing residential customers a boost in the available speed of its FibreOP Internet tiers, which now ranges from 50 Mbps to 250 Mbps for download Internet speeds, with 30 Mbps upload Internet speeds.

As of the end of 2013, Bell Aliant’s FibreOP services were available to 806,000 homes and businesses in Atlantic Canada and Ontario, while Bell Aliant’s high-speed Internet service was available to over 85% of homes in Bell Aliant’s operating territory.

Our plans to upgrade and/or deploy optical fibre networks assume, in particular, that consents required by us in order to install network equipment on municipal and private property will be issued on a timely basis. The failure by municipalities or private land owners to issue such consents, or to issue such consents in accordance with our schedules, could result in our inability to upgrade and/or deploy optical fibre networks in certain areas or in significant delays in our pace of upgrade and/or deployment.

BELL DTH SATELLITE TV SERVICE

We provide DTH satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its DTH satellite TV service.

WIRELESS

To provide wireless connectivity, Bell has deployed and operates a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our multiple high-speed data networks, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, Sony, HTC and BlackBerry, touch screen tablets and other devices designed for data services such as machine to machine (M2M) communications, e-mail, messaging, Internet access and social networking.

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HSPA+ NETWORK

Our wireless HSPA+ network, launched in November 2009, offered high-speed mobile access to 98% of the Canadian population at December 31, 2013, and covered thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming in more than 200 countries. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual carrier (DC) technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using DC capable modem devices or smartphones (typical speeds of 7 to 14 Mbps).

4G LTE NETWORK

Bell launched a 4G LTE network in September 2011. With Bell’s LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play on-line games or video conference and chat with virtually no delays or buffering. Our LTE wireless network reached over 28 million Canadians, or approximately 80% of the Canadian population, coast-to-coast in 9 provinces and 2 territories at December 31, 2013. We focused on an urban roll-out first, given that the timing of broader rural and remote coverage deployments was contingent on the outcome of Industry Canada’s 700 MHz spectrum auction. The auction began on January 14, 2014 and provisional spectrum licence winners were announced on February 19, 2014. As a result of successfully securing the right to acquire significant 700 MHz spectrum assets in every provincial and territorial market, Bell plans to expand its LTE network to rural communities, small towns and Canada’s North, as well as enhance its urban and suburban LTE coverage. LTE currently accounts for approximately one-quarter of Bell’s total wireless data traffic.

The HSPA+/LTE networks work together in that all Bell LTE devices support both networks. In fact, voice calls initiated when a LTE device is attached to a LTE network are transferred to the HSPA+ network for processing. In rural regions outside of the current LTE footprint, data calls/sessions are handed off to the HSPA+ network ensuring a continuity of service for our customers.

3G/CDMA NETWORK

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) evolution, data optimized (EVDO) network that covered 99% of Ontario’s and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2013. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. Bell plans to continue operating its CDMA network for the foreseeable future.

The CDMA network shares sites, towers and antennae with the HSPA+ and LTE networks. As most of our development and network enhancement focus has been on the HSPA+/LTE networks, traffic is migrating off our CDMA network. Although some of our network partners plan to turn down EVDO service over the course of 2014, all devices will operate nationally on the remaining CDMA network. CDMA terminals operate independently from the HSPA+/LTE networks.

WI-FI LOCATIONS

Bell Mobility also operates over 4,000 public Wi-Fi hotspots at participating McDonald’s, Tim Hortons and Chapters/Indigo retail outlets across Canada, in addition to thousands of Wi-Fi networks managed through our Bell Business Markets unit at enterprise customer locations.

3.6 EMPLOYEES

The table below shows the number of BCE employees as at December 31, 2013 and 2012.

NUMBER OF EMPLOYEES AT
DECEMBER 31	2013	2012
Bell Wireline segment	35,313	35,940
Bell Wireless segment	7,052	7,210
Bell Media segment	7,180	5,650
Bell Aliant segment	6,285	6,700
Total (1)	55,830	55,500

(1)	The total number of BCE employees at the end of 2013 was 55,830, up from 55,500 at December 31, 2012, due primarily to the integration of 2,100 Astral employees. This increase was partly offset by a decreased workforce across our Bell Wireline, Bell Wireless and Bell Aliant segments attributable mainly to normal attrition, retirements and productivity improvements.

Approximately 44% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements covering 100 or more employees were ratified in 2013:

  the collective agreement between the Communications, Energy and Paperworkers Union of Canada (CEP) and Bell Aliant covering approximately 135 clerical employees in Ontario and Québec expired on May 31, 2012. A new collective agreement between CEP (now Unifor resulting from the merger between CEP and the Canadian Auto Workers union on August 31, 2013) and Bell Aliant was ratified on March 29, 2013 the collective agreement between CEP and Bell Canada covering approximately 5,130 clerical employees expired on May 31, 2013. A new collective agreement between Unifor and Bell Canada was ratified on June 28, 2013

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  the collective agreement between Unifor and CFPL-TV, a division of CTV Limited (now Bell Media), covering approximately 100 employees expired on August 31, 2013. A new collective agreement between Unifor and Bell Media was ratified on November 4, 2013 the collective agreement between the Teamsters and Télébec, Limited Partnership covering approximately 180 technicians in Québec expired on July 22, 2013. A new collective agreement was ratified on November 6, 2013 the collective agreement between the Confédération des Syndicats Nationaux and Le Réseau des sports (RDS) Inc. covering approximately 180 employees expired on April 10, 2013. A new collective agreement was ratified on November 28, 2013 the collective agreement between the International Brotherhood of Electrical Workers and Northwestel Inc. covering approximately 385 clerical and craft employees expired on December 31, 2013. A new collective agreement was ratified on December 11, 2013 the collective agreement between the CEP and BCE covering approximately 335 clerical employees in Québec and Ontario expired in May 2013. In each province, a collective agreement covering the clerical employees was ratified between Unifor and BCE on December 13, 2013 the collective agreement between Unifor and Bell Canada covering approximately 750 sales employees expired on December 31, 2013. A new collective agreement was ratified on December 20, 2013

The following collective agreements covering 100 or more employees will expire in 2014:

  the collective agreement between Unifor and CTV Specialty Television Inc. covering approximately 650 sales employees will expire on May 31, 2014 the collective agreement between Unifor and Bell Canada (ICT) covering approximately 115 clerical employees will expire on May 31, 2014 the collective agreement between Unifor and Télébec, Limited Partnership covering approximately 235 clerical employees in Québec will expire on November 1, 2014 the collective agreement between Unifor and Bell Aliant covering approximately 610 technicians in Ontario and Québec will expire on November 30, 2014 the collective agreement between Unifor and Expertech Network Installation Inc. covering approximately 175 clerical employees will expire on November 30, 2014 the collective agreement between Unifor and Bell Aliant covering approximately 2,800 technicians, operators and clerical employees in Atlantic Canada will expire on December 31, 2014 the collective agreement between Unifor and CFCN-TV (Calgary) and CFRN-TV (Edmonton), divisions of Bell Media, covering approximately 330 employees will expire on December 31, 2014

The following describes the status of collective agreements covering 100 or more employees that have already expired:

  the collective agreement between Unifor and CFCF Television, a division of Bell Media, covering approximately 125 employees expired on December 31, 2013. Bargaining began on March 5, 2014 the collective agreement between Unifor and NorthernTel, Limited Partnership covering approximately 135 NorthernTel technicians and clerical employees in Ontario expired on February 28, 2014. Bargaining is scheduled to begin in April 2014

3.7 CORPORATE RESPONSIBILITY

GENERAL

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environment and anti-corruption. These principles serve as the foundation of our corporate responsibility approach since then.

In 1992, the BCE board of directors mandated an officer level committee to oversee issues related to environmental matters. Over the decades the responsibilities for this committee have expanded and, since 2012, BCE’s corporate responsibility strategy, including security, environmental and health and safety (SEHS) risks and opportunities, is overseen by the Security, Environmental and Health & Safety Oversight Committee. This committee is chaired by the Executive Vice-President, Corporate Services. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and supported with sufficient resources.

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

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The policies include among others:

  Code of Business Conduct

  Privacy Policy

  Environmental Policy

  Supplier Code of Conduct

  Procurement Policy

  Political Contributions Policy

  Mandatory Reporting of Internet Child Pornography

  Health and Safety Policy

In 2013, the BCE board of directors was recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure, which underscores the importance of effective communications between corporations and their shareholders. The Canadian Society of Corporate Secretaries also named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices in building and sustaining shareholder and stakeholder value. In addition, BCE received the Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York. These achievements recognize the expertise and guidance provided by the BCE board of directors, and the hard work and dedication of the full BCE team in ensuring rigorous governance of our company’s operations.

For 2013, BCE was listed on the 50 Most Socially Responsible Corporations by Maclean’s, and on the Best 50 Corporate Citizens in Canada and the Global 100 Most Sustainable Corporations In the World by Corporate Knights. BCE is part of socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, and the STOXX Global ESG Leaders Index, and was selected for inclusion in the United Nations Global Compact 100 (GC 100), a new global stock index that combines corporate sustainability and financial performance. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, has been selected for inclusion in the Ethibel EXCELLENCE Investment Register, and has also been included in the Storebrand Trippel Smart/SPP Global Top 100 sustainable global equity fund.

Bell Canada recognizes that risks and opportunities exist related to climate change. Our membership in the Global e-Sustainability Initiative (gesi.org), an international organization that promotes sustainable development in the ICT industry, helps us to gain a deeper understanding of these risks and opportunities. Part of our involvement includes promoting ICT as a solution to mitigate and adapt to climate change, for example, by enabling travel substitution, virtualization, dematerialization, and cloud computing. Monitoring and reducing energy consumption and greenhouse gas emissions are also key priorities at Bell Canada because of their impacts on the environment, society, and the economy. We also recognize that being a responsible service provider means having best practices in business continuity and being prepared to face extreme weather events that could be exacerbated by climate change. We report on our carbon footprint and carbon reduction initiatives through the CDP. The CDP represents 767 institutional investors holding US$ 92 trillion in assets. The CDP gathers data from organizations globally to help reveal the risk in the investment portfolios of these institutional investors. BCE was listed on the CDP’s Canada 200 Climate Disclosure Leadership Index for 2013.

In addition, we consider the exploitation and trade of minerals that fuel armed conflicts and lead to human rights abuses as unacceptable. We monitor and integrate industry best practices into our procurement programs on a continuing basis as controls for conflict free sourcing are being established globally.

Details on the performance of our programs and initiatives can be found under the heading Responsibility on BCE’s website at BCE.ca.

COMMUNITY

Bell Canada is committed to advancing mental health across Canada through the Bell Let’s Talk mental health initiative. Mental illness affects millions of Canadians yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With 1 in 5 Canadians expected to suffer from mental illness during their lifetimes, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering with an estimated $51 billion each year in lost productivity and approximately 500,000 Canadians absent from work each day due to mental health issues.

On September 21, 2010, Bell Canada announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Let’s Talk mental health initiative has 4 action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada.

During 2013, Bell made new commitments within the program to several initiatives, including to the Jewish General Hospital Foundation and True Patriot Love Foundation. Bell’s Let’s Talk partners also include the Royal Ottawa Hospital, l’Institut universitaire en santé mentale de Montréal, Hôpital Charles-LeMoyne, the Centre for Addiction and Mental Health, the University of British Columbia, the Douglas Mental Health University Institute, Queen’s University, La Fondation du Centre hospitalier universitaire de Québec, Concordia University, and Brain Canada. In 2013, the Bell Let’s Talk Community Fund gave $1 million in grants to 53 community-based organizations, charities and hospitals across the country. Through the Bell Let’s Talk Community Fund, organizations, social services, agencies and hospitals across the country can apply for grants of up to $50,000 for community-based mental health initiatives.

In April 2013, Bell announced Clara’s Big Ride for Bell Let’s Talk, a 110-day national bicycle tour by Clara Hughes to help raise awareness and action in mental health and reduce stigma around mental illness. Clara’s Big Ride will span more than 12,000 kilometers, and will begin on March 14, 2014, visiting 95 communities in every province and territory of Canada.

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In October 2013, Bell was honoured with a Canada Award of Excellence in recognition of Bell’s workplace mental health program. The Silver Award for Mental Health at Work – the highest ever awarded by Excellence Canada – recognizes Bell’s exemplary commitment to workplace mental health as part of the Bell Let’s Talk initiative.

Because the challenge of stigma remains the primary reason an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The fourth annual Bell Let’s Talk Day on January 28, 2014, led by national spokesperson Clara Hughes, worked to promote discussion and understanding of mental illness while raising new funds for Canadian mental health. With 109,451,718 text messages, mobile calls and long distance calls by Bell Canada and Bell Aliant customers, tweets and Facebook shares made that day, Bell’s 5-cent donation per text, call, tweet and Facebook share meant that it committed another $5,472,585 to support mental health programs across the country. Bell has now committed $67,515,875.20 to Canadian mental health based on its original $50-million initiative plus the result of the last four Bell Let’s Talk Days.

To learn more, please visit letstalk.bell.ca.

Between mental health and their other initiatives, Bell Canada and Bell Aliant contributed over $17 million in community investment in 2013. Bell Canada and Bell Aliant employees and pensioners also donated over $2.6 million in charitable gifts and logged over 324,700 hours in volunteer time.

ENVIRONMENT

BCE’s environmental policy affirms:

  our commitment to environmental protection

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process

The policy is reviewed annually and contains principles that support our goals, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste. For example, Bell Canada’s in-house stewardship program ensures our customers have access to a responsible means to dispose of electronic waste. This is complemented by supporting provincial industry-led stewardship programs across the country.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action seeking to prevent and correct problems, when needed. It has an environmental management and review system in place, that:

  provides early warning of potential problems

  identifies management accountability

  enables systematic environmental risks and opportunities management, including cost savings establishes a course of action

  ensures ongoing improvement through regular monitoring and reporting

In 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (Registration number: EMS 545955). Bell Canada is the only telecommunications company in Canada to have obtained this certification. The certification covers Bell Canada’s landline, wireless, TV and Internet business sectors in addition to related administrative functions. Bell Canada has maintained the certification for the first three-year cycle and was recertified in 2012 for another three-year cycle. Since 2010, 41 buildings leased or owned by Bell Canada across the country have been certified BOMA BESt. In addition, our Montréal campus is certified LEED NC, our Mississauga campus expansion is certified LEED NC Silver, our newly constructed data center in the Gatineau area is certified LEED NC Gold and the Bell Trinity Square Building in Toronto is certified LEED EB Gold.

One of Bell Canada’s key tools is the Corporate Environmental Action Plan, which outlines the environmental activities of Bell Canada’s various business units. The Plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.

For the year ended December 31, 2013, Bell Canada spent $26 million on environmental activities, 55% of which was expensed and 45% of which was for capital expenditures. For 2014, Bell Canada has budgeted $22.7 million (61% for expenses and 39% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant also has a comprehensive environmental policy that affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environmental program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environmental program.

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3.8 COMPETITIVE ENVIRONMENT

A discussion of our competitive environment can be found in section 3.3, Principal Business Risks and the various sections entitled Competitive Landscape and Industry Trends and Principal Business Risks in the BCE 2013 MD&A, at page 42, pages 55 to 57, pages 62 to 64, pages 67 to 70 and pages 74 and 75 of the BCE 2013 Annual Report.

See also section 3.3, Competitive Strengths in this Annual Information Form for more information concerning our competitive position.

3.9 REGULATORY ENVIRONMENT

A discussion of the legislation that governs our businesses as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in section 8, Regulatory Environment in the BCE 2013 MD&A, at pages 87 to 91 of the BCE 2013 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found under section 5.1, BCE Securities – BCE Preferred Shares, Common Shares and Class B Shares in this Annual Information Form.

3.10 INTANGIBLE PROPERTIES

We use various works protected by intellectual property rights (IP Assets) which we own or for which we have been granted rights to use. These IP assets include, without limitation, brand names, trade-marks in names and logos, copyrights in TV and radio programs, broadcast signals, software and applications, domain names, patents or patent applications for inventions owned or produced by us and our employees, as well as various copyright materials, trade-marks, patents and other intellectual property licensed by us. We derive value through the use of these IP Assets in various business activities and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protection afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trade-mark rights are perpetual provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers. We take great care not to infringe on the intellectual property of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

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4 GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

In line with our strategic imperatives described under section 3.2, Strategic Imperatives in this Annual Information Form, during the last three completed financial years we have entered, or proposed to enter, into transactions and implemented various corporate initiatives that have influenced the general development of our business. Our regulatory environment has also influenced the general development of our business during this three-year period. These principal transactions and corporate initiatives and effects of our regulatory environment are discussed below.

4.1 TRANSACTIONS

ACQUISITION OF ASTRAL

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral for a cash consideration of $2,876 million and the repayment of $397 million of debt. Astral was a media company that operated specialty and pay TV channels, radio stations and digital media properties across Canada, and provided out-of-home advertising services. We acquired Astral to enhance our competitive position in French-language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising.

In order to approve the transaction, the Competition Bureau and the Canadian Radio-television Telecommunications Commission (CRTC) required the divestiture by BCE of eleven Astral TV assets and ten Astral and Bell Media English-language radio stations. BCE retained eight Astral TV services: the French-language SuperÉcran, CinéPop, Canal Vie, Canal D, VRAK TV and Z Télé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. BCE also retained 77 Astral radio stations and Astral’s national out-of-home advertising business. As a result of the transaction, Bell Media now owns 30 local TV stations, 39 specialty and pay channels, and 107 radio stations, excluding the TV assets and radio stations to be divested.

In January 2014, Bell completed the sale of Astral’s share of six TV services (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) and two radio stations in Ottawa (CKQB-FM and CJOT-FM) to Corus Entertainment Inc. as part of the divestiture process required by the CRTC and the Competition Bureau. Bell also completed the sale of two Winnipeg radio stations (CHIQ-FM and CFQX-FM) and one Calgary radio station (CKCE-FM) to Jim Pattison Broadcast Group. In addition, as a result of distinct auction processes, Bell has announced the following proposed transactions to sell each of the remaining five Astral TV assets and five radio stations required to be divested by the CRTC and, as applicable, the Competition Bureau:

  on August 26, 2013, Bell reached an agreement with Newcap Inc. for the sale of two Toronto radio stations (CHBM-FM and CFXJ-FM) and three Vancouver radio stations (CKZZ-FM, CHHR-FM and CISL-AM)

  on November 28, 2013, Bell reached an agreement with DHX Media Ltd. for the sale of the following television services: Family (including Disney Junior English), Disney XD and Disney Junior French services on December 3, 2013, Bell reached an agreement with V Media Group for the sale of the two remaining TV services, MusiquePlus and MusiMax

Completion of these divestitures is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC. Accordingly, there can be no assurance that the proposed sale transactions will occur, or that they will occur on the terms and conditions currently contemplated, and such proposed sale transactions could be modified, restructured or terminated. As required by the CRTC and the Competition Bureau, the management and control of the assets to be sold were transferred to an independent trustee until completion of their respective divestiture processes.

16 BCE Inc. 2013 Annual Information Form

4 GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

KEY COMPLETED TRANSACTIONS

In addition to the aforementioned acquisition of Astral and divestitures of certain TV assets and radio stations, in line with our strategic imperatives, we have concluded certain transactions from 2011 to 2013 that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Acquisition of an ownership interest in Q9 (2012)
  On October 16, 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) acquired Canadian data centre operator Q9
  Of the $1.1 billion purchase price, Teachers’, Providence and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price
  Our Business Markets unit further concluded a commercial arrangement with Q9 seeking the continued growth of their respective businesses
  Concurrent with the acquisition closing and entering into the commercial arrangement, BCE and its partners settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain non-cash consideration, including increased equity ownership in Q9, and an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future
  As a result of this transaction, BCE holds an indirect 35.3% equity interest in Q9
  Q9 is Canada’s leading provider of outsourced data centre solutions such as hosting, co-location and cloud computing services

Acquisition of an ownership interest in MLSE (2012)
  On August 22, 2012, BCE, together with the BCE Master Trust Fund (Master Trust), an independent trust that holds pension fund investments serving the pension obligations of BCE Group pension plans, jointly with Rogers Communications Inc. (Rogers), acquired a net 75% equity interest in MLSE. Kilmer Sports Inc. concurrently increased its 20.5% ownership stake in MLSE to 25%
  BCE’s cash contribution totalled $398 million, representing a 28% indirect equity interest in MLSE, while the Master Trust contributed $135 million. BCE and the Master Trust own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest
  Pursuant to its arrangements with the Master Trust, BCE has an obligation to repurchase the Master Trust’s interest at a price not less than an agreed minimum price should the Master Trust exercise its put option
  MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and the Toronto FC. MLSE also holds real estate and entertainment assets in Toronto, including the Air Canada Centre and the Maple Leaf Square condominium and commercial complex, operates three sports specialty TV channels, and is the exclusive partner of the National Basketball Association (NBA) in Canada

Acquisition of the remaining 85% interest in CTV Inc. (CTV) (formerly CTVglobemedia Inc. and now named Bell Media Inc.) (2011) (1)
  On April 1, 2011, BCE acquired the remaining 85% interest in CTV that it did not already own in accordance with a transaction agreement (the Transaction Agreement) made as of September 10, 2010 between CTV, BCE, The Woodbridge Company Limited, 1565117 Ontario Limited (Woodbridge Holdco), Woodbridge Investments Inc. (Woodbridge Investments), Teachers’ and Torstar Corporation (Torstar)
  BCE acquired all of the Class A common shares of CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of approximately $1.3 billion. Including the value of our 15% interest, the transaction had an equity value of approximately $1.5 billion. Together with approximately $1.7 billion in proportionate debt, the total transaction value was approximately $3.2 billion
  BCE also acquired certain debt from Woodbridge Investments and repaid in full CTV’s senior indebtedness, both of which constituted part of the approximately $1.7 billion in proportionate debt included in the transaction
  As a component of the consideration paid, BCE issued 21,729,239 common shares to Woodbridge Holdco
  Upon completion of the transaction, BCE unveiled Bell Media, a new business segment that includes all CTV properties and other Bell content assets

Acquisition of xWave, a division of Bell Aliant LP (xWave) (2011)
  On January 1, 2011, Bell Canada acquired xWave from Bell Aliant for an acquisition price of $40 million, a transaction that enhances Bell Business Markets’ portfolio of IT product and professional solutions for corporate, government and health-care clients across Canada
  xWave is focused on developing advanced technology solutions and IT professional services, including e-health solutions.

(1)	More information with respect to this transaction and the Transaction Agreement may be found in the material change reports dated September 20, 2010 and April 1, 2011 filed by BCE with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the U.S. Securities and Exchange Commission (available at sec.gov).

BCE Inc. 2013 Annual Information Form 17

4 GENERAL DEVELOPMENT OF OUR BUSINESS – THREE-YEAR HISTORY

4.2 CORPORATE INITIATIVES

UPGRADE AND EXPANSION OF OUR BROADBAND NETWORKS

One of our key objectives in the last three financial years has been investing in our broadband networks and services to enhance our competitive position and promote future growth opportunities. During this period, we have upgraded our access infrastructure by deploying fibre optic technology closer to our customers which led to the launch and subsequent expansion of our Bell Fibe Internet and Bell Fibe TV services. During this period, we have also made substantial investments in our wireless networks which led to the launch and subsequent expansion of our 4G LTE wireless network. Refer to section 3.5, Networks in this Annual Information Form for a detailed description of developments relating to our wireline and wireless networks during the three-year period ending on December 31, 2013.

EXPANDING MEDIA LEADERSHIP

Upon the acquisition of CTV on April 1, 2011, BCE launched Bell Media, a new business segment encompassing all CTV properties, namely conventional TV, specialty TV, radio broadcasting and digital media, as well as other Bell content assets. The formation of Bell Media resulted in the creation of a new Bell strategic imperative, namely to expand media leadership. In furtherance of this imperative, we seek to continue to deliver leading sports, news, entertainment and business content across multiple broadband platforms, namely TV, Internet, smartphones and tablets. Our objective is to grow audiences, introduce new services and create new revenue streams for our media assets, and to create more of our own content. Since April 2011, we continued to make progress in expanding media leadership, including, as previously discussed, by acquiring Astral which provided us with further media assets. Refer to section 2.3, Expand Media Leadership set out in the BCE 2013 MD&A contained in the BCE 2013 Annual Report for a discussion of media initiatives that we have implemented in the financial year ended December 31, 2013. Refer to the section entitled Strategic Imperatives – Expand Media Leadership set out in the BCE 2011 MD&A and the BCE 2012 MD&A contained in BCE’s annual reports for the years ended December 31, 2011 and 2012, respectively, for more details concerning the media initiatives that we have implemented during the two-year period ending on December 31, 2012.

ENHANCING CUSTOMER SERVICE

Our strategic priorities require that we constantly focus on delivering an improved customer experience while at the same time seek to increase efficiency and reduce costs. During the last three financial years, we continued to make progress in enhancing the customer experience through ongoing investments in new service systems and improved processes. Refer to section 2.6, Improve Customer Service set out in the BCE 2013 MD&A contained in the BCE 2013 Annual Report for a discussion of customer service improvement initiatives that we have implemented in the financial year ended December 31, 2013. Refer to the section entitled Strategic Imperatives – Improve Customer Service set out in the BCE 2011 MD&A and the BCE 2012 MD&A contained in BCE’s annual reports for the years ended December 31, 2011 and 2012, respectively, for more details concerning customer service improvement initiatives that we have implemented during the two-year period ending on December 31, 2012.

4.3 REGULATORY ENVIRONMENT

During the last three financial years, the general development of our business has been affected by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada and the Competition Bureau. Although most of our wireline and wireless services are forborne from price regulation under the Telecommunications Act, the federal government and the above departments and agencies continue to play a significant role in telecommunications policy and regulatory matters such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting. The federal government has recently significantly increased its focus on consumer protection, especially in the wireless sector, and has adopted more stringent regulations. This increased focus on consumer protection is evidenced by the adoption by the CRTC, in 2013, of a new mandatory wireless code of conduct, for providers of retail mobile wireless voice and data services, which could decrease our flexibility in the marketplace. The federal government may take positions against the telecommunications and media industries, in general, or specifically against Bell Canada or certain of its subsidiaries. Refer to section 8, Regulatory Environment set out in the BCE 2013 MD&A contained in the BCE 2013 Annual Report for a discussion of the regulatory initiatives and proceedings that have influenced the general development of our business in the financial year ending on December 31, 2013. Refer to the section entitled Our Regulatory Environment set out in the BCE 2011 MD&A and the BCE 2012 MD&A contained in BCE’s annual reports for the years ended December 31, 2011 and 2012, respectively, for a discussion of the regulatory initiatives and proceedings that have influenced the general development of our business in the two-year period ending on December 31, 2012.

18 BCE Inc. 2013 Annual Information Form

5 OUR CAPITAL STRUCTURE

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1 BCE SECURITIES

BCE PREFERRED SHARES, COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found under note 24 – Share Capital of the BCE 2013 financial statements on pages 145 and 146 of the BCE 2013 Annual Report, which note is incorporated by reference herein.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares

  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares

  it is not controlled by non-Canadians

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares

  suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Telecommunications Act

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell ExpressVu, Bell Media and Bell Canada (in its capacity as the licensee of Bell Fibe TV distribution systems in Ontario and Québec) generally mirror the rules for Canadian owned and controlled common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.

BCE Inc. 2013 Annual Information Form 19

5 OUR CAPITAL STRUCTURE

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on (i) registered shareholders from our transfer agent and registrar, CST Trust Company (CST), and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the United States. We also provide periodic reports to the CRTC.

BCE DEBT SECURITIES

As of March 6, 2014, BCE had no debt securities outstanding.

5.2 BELL CANADA DEBT SECURITIES

Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED		AT DECEMBER 31,
	AVERAGE INTEREST		2013
	RATE	MATURITY	(IN $ MILLIONS)
Debentures
1997 trust indenture	4.39%	2015-2035	9,350
1976 trust indenture	9.54%	2021-2054	1,100
Subordinated debentures	8.21%	2026-2031	275
Total	5.01%		10,725

On February 11, 2013, Bell Canada redeemed, prior to maturity, all of its outstanding $149,641,000 principal amount of 10% Debentures, Series EA, due June 15, 2014 at a price equal to $1,113.389 per $1,000 of principal amount of debenture plus $15.890 of accrued and unpaid interest. On August 9, 2013, Bell Canada redeemed, prior to maturity, all of its outstanding $1 billion principal amount of 4.85% Debentures, Series M-20, due June 30, 2014 at a price equal to $1,027.874 per $1,000 of principal amount of debenture plus $5.315 of accrued and unpaid interest.

The Bell Canada debentures are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada debentures can be found under note 20 – Long-Term Debt of the BCE 2013 financial statements on pages 136 and 137 of the BCE 2013 Annual Report, which note is incorporated by reference herein.

Under its shelf prospectus (2011 Shelf Prospectus) and prospectus supplement (2012 Prospectus Supplement) dated August 15, 2011 and June 13, 2012, respectively, Bell Canada could issue until September 15, 2013, up to $3 billion of unsecured medium-term debentures (MTN Debentures). On March 22, 2013, Bell Canada issued, under the 2011 Shelf Prospectus and 2012 Prospectus Supplement, $1 billion of 3.35% MTN Debentures, Series M-26, due March 22, 2023 (Series M-26 MTN Debentures), at a price of $99.831 per $100 principal amount. Having already issued $1 billion of MTN Debentures in 2012, only $1 billion of capacity remained under Bell Canada’s 2011 Shelf Prospectus and 2012 Prospectus Supplement subsequent to the issue of the Series M-26 MTN Debentures.

To provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets, on May 17, 2013, Bell Canada filed with the Canadian provincial securities regulatory authorities and with the U.S. Securities and Exchange Commission a new shelf prospectus (New Shelf Prospectus) under which Bell Canada may issue, over a 25-month period, up to $4 billion of unsecured debt securities. On June 12, 2013, Bell Canada filed a new prospectus supplement (New Prospectus Supplement) for the issue of up to $4 billion of MTN Debentures under the New Shelf Prospectus. The New Shelf Prospectus and New Prospectus Supplement effectively replaced the 2011 Shelf Prospectus and 2012 Prospectus Supplement. On June 17, 2013, Bell Canada issued, under the New Shelf Prospectus and New Prospectus Supplement, $1 billion of 3.25% MTN Debentures, Series M-27, due June 17, 2020, at a price of $99.925 per $100 principal amount. On September 10, 2013, Bell Canada issued, under the New Shelf Prospectus and New Prospectus Supplement, $1 billion of MTN Debentures, Series M-28 and Series M-29. The $400 million 3.50% MTN Debentures, Series M-28, due September 10, 2018 were issued at a price of $99.941 per $100 principal amount, and the $600 million 4.70% MTN Debentures, Series M-29, due September 11, 2023 were issued at a price of $99.897 per $100 principal amount.

20 BCE Inc. 2013 Annual Information Form

5 OUR CAPITAL STRUCTURE

Certain of Bell Canada’s trust indentures impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures, upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions of the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

Bell Canada may issue short-term notes under its commercial paper program up to the amount of $2 billion provided that such amount at any time may not exceed the amount available under its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 6, 2014 was $2,500 million. Bell Canada had $1,262 million of commercial paper outstanding at March 6, 2014.

5.3 RATINGS

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 6, 2014, BCE’s preferred shares and Bell Canada’s debt securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s Ratings Services (S&P)

This section describes the credit ratings, as of March 6, 2014, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the last two years, we have paid rating agencies to assign ratings to BCE’s preferred shares as well as Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their website. We further paid DBRS and Moody’s to assign ratings in connection with Bell Canada’s accounts receivables program.

RATINGS FOR BCE AND BELL CANADA SECURITIES

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada commercial paper	DBRS	R-1 (low)	3 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-2	4 out of 8

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada unsubordinated long-term debt	DBRS	A (low)	7 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB	9 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK
BCE preferred shares	DBRS	Pfd-3 (high)	7 out of 16
	S&P	P-2 (low)	6 out of 18

As of March 6, 2014, BCE and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

BCE Inc. 2013 Annual Information Form 21

5 OUR CAPITAL STRUCTURE

GENERAL EXPLANATION

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P	A-1 (high)	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. Short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments.

A S&P short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the likelihood of payment, i.e. the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the credit-worthiness of a company in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

22 BCE Inc. 2013 Annual Information Form

5 OUR CAPITAL STRUCTURE

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

RATING	DESCRIPTION	RATING	EXPLANATION OF RATING
AGENCY	OF SECURITIES	CATEGORY	CATEGORY RECEIVED
DBRS	Short-term debt	R-1 (low)	good credit quality
capacity for the payment of short-term financial obligations as they fall due is substantial overall strength is not as favourable as higher rating categories may be vulnerable to future events, but qualifying negative factors are considered manageable
	Long-term debt	A	good credit quality
capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA may be vulnerable to future events, but qualifying negative factors are considered manageable
		BBB	adequate credit quality
capacity for the payment of financial obligations is acceptable may be vulnerable to future events
	Preferred Shares	Pfd-3	adequate credit quality
protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk
considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (low)
	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments
	Preferred Shares	P-2	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation

BCE Inc. 2013 Annual Information Form 23

5 OUR CAPITAL STRUCTURE

5.4 TRADING OF OUR SECURITIES

The common and preferred shares of BCE are listed on the Toronto Stock Exchange. BCE’s common shares are also listed on the New York Stock Exchange.

The tables below and on the next page show the range in share price per month and volume traded on the Toronto Stock Exchange in 2013 for each class of BCE shares.

				PREFERRED SHARES
	COMMON SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB
January 2013
High	$45.10	$24.10	$22.85	$22.00	$23.00	$24.35	$22.10	$23.24
Low	$41.75	$23.72	$22.15	$21.11	$21.95	$23.07	$21.27	$22.04
Volume	28,417,460	171,348	131,165	806,210	281,805	34,533	460,135	1,032,466
February 2013
High	$46.53	$24.47	$23.68	$23.31	$23.66	$23.55	$23.26	$23.19
Low	$43.90	$23.89	$22.80	$21.92	$22.86	$22.20	$21.95	$22.75
Volume	26,565,964	271,578	102,046	316,185	398,093	23,711	295,868	290,525
March 2013
High	$47.48	$24.87	$23.71	$23.50	$23.85	$24.90	$23.56	$23.60
Low	$46.25	$24.22	$22.95	$22.92	$22.80	$22.39	$22.90	$22.85
Volume	27,753,103	269,092	59,038	169,190	180,438	59,071	255,310	211,754
April 2013
High	$47.48	$24.95	$24.00	$24.08	$24.03	$25.00	$24.16	$24.06
Low	$46.02	$24.58	$23.47	$23.39	$23.22	$22.77	$23.38	$23.50
Volume	28,467,139	174,486	116,874	277,099	173,036	38,730	250,223	181,657
May 2013
High	$48.90	$24.85	$24.00	$24.28	$23.98	$24.45	$24.00	$23.95
Low	$46.05	$24.51	$23.62	$23.54	$23.55	$23.01	$23.24	$23.40
Volume	30,171,139	155,307	124,687	117,574	237,382	26,185	209,986	261,402
June 2013
High	$46.76	$24.60	$24.25	$23.68	$24.27	$23.98	$23.56	$24.48
Low	$40.58	$23.17	$23.50	$21.50	$23.46	$21.55	$21.01	$23.30
Volume	54,236,264	81,552	116,448	139,433	150,790	19,723	118,332	261,793
July 2013
High	$44.35	$24.00	$24.10	$23.23	$24.43	$23.34	$22.99	$24.10
Low	$41.55	$23.27	$23.55	$22.50	$23.62	$21.65	$22.01	$23.75
Volume	36,482,306	103,733	49,997	46,559	154,374	17,569	100,463	361,811
August 2013
High	$43.67	$23.26	$23.86	$22.86	$24.19	$22.81	$21.98	$24.08
Low	$41.28	$21.62	$22.56	$21.01	$22.46	$21.96	$20.21	$22.56
Volume	25,303,484	116,881	43,982	82,052	114,110	16,912	130,281	142,587
September 2013
High	$45.81	$22.54	$23.40	$22.20	$23.39	$23.98	$21.38	$23.20
Low	$43.34	$20.91	$22.66	$21.03	$22.70	$21.96	$20.56	$22.83
Volume	27,094,773	87,976	65,661	47,065	99,362	17,340	101,708	180,232
October 2013
High	$45.71	$22.82	$23.00	$21.63	$23.11	$23.69	$21.25	$23.00
Low	$43.18	$22.09	$22.22	$20.81	$22.43	$21.05	$20.16	$22.49
Volume	26,769,503	167,538	56,156	76,221	103,088	22,604	251,145	389,657
November 2013
High	$47.25	$23.00	$22.95	$21.98	$22.99	$22.90	$21.91	$23.00
Low	$45.15	$22.02	$22.55	$21.08	$22.51	$21.45	$20.78	$22.50
Volume	25,523,872	108,984	33,666	50,129	80,545	22,331	159,325	318,312
December 2013
High	$46.98	$22.81	$22.80	$21.37	$22.76	$21.50	$21,22	$22.89
Low	$44.75	$21.20	$20.34	$19.76	$20.71	$19.20	$19.56	$20.47
Volume	23,092,618	193,900	73,137	119,017	105,713	42,212	193,735	272,352

24 BCE Inc. 2013 Annual Information Form

5 OUR CAPITAL STRUCTURE

				PREFERRED SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK
January 2013
High	$22.85	$22.99	$22.74	$23.89	$24.04	$23.00	$23.95	$23.55	$25.69
Low	$22.15	$22.20	$21.91	$23.45	$23.74	$22.02	$23.63	$22.35	$25.35
Volume	451,241	160,114	111,624	615,996	437,483	119,659	195,503	30,036	491,830
February 2013
High	$23.62	$23.45	$23.24	$24.44	$24.50	$23.35	$24.69	$23.50	$25.93
Low	$22.45	$22.80	$22.52	$23.81	$23.76	$22.72	$23.79	$23.01	$25.42
Volume	637,927	210,461	51,557	372,844	418,772	143,871	243,946	33,344	368,819
March 2013
High	$23.65	$23.74	$23.40	$24.69	$24.93	$23.39	$24.67	$23.40	$26.24
Low	$23.02	$22.70	$22.55	$23.96	$24.14	$22.50	$24.06	$22.66	$25.51
Volume	125,740	1,002,879	75,938	358,959	349,889	222,510	184,282	57,182	469,736
April 2013
High	$24.37	$23.90	$23.59	$24.74	$24.95	$24.99	$24.75	$23.69	$26.13
Low	$23.60	$23.20	$23.02	$24.28	$24.46	$23.20	$24.20	$23.18	$25.46
Volume	334,168	1,055,834	101,602	276,180	188,141	32,056	235,983	134,561	402,130
May 2013
High	$24.00	$23.95	$23.70	$24.68	$25.34	$23.64	$24.92	$23.77	$25.85
Low	$23.12	$23.50	$23.31	$24.21	$24.60	$23.10	$24.11	$23.31	$24.90
Volume	157,653	373,700	65,714	409,087	198,095	149,077	675,065	39,020	362,954
June 2013
High	$23.53	$24.15	$23.99	$24.56	$24.68	$24.20	$24.83	$24.09	$25.38
Low	$20.89	$22.16	$23.05	$23.00	$23.80	$22.60	$23.72	$23.29	$23.62
Volume	125,566	326,342	71,070	232,314	127,141	104,501	299,636	150,087	459,215
July 2013
High	$22.85	$24.20	$23.75	$23.93	$24.22	$23.85	$24.65	$23.71	$24.57
Low	$21.76	$23.69	$23.32	$23.01	$23.50	$23.05	$23.45	$23.51	$23.36
Volume	68,868	227,712	108,426	254,519	358,801	56,625	141,141	101,367	415,184
August 2013
High	$21.82	$23.92	$23.56	$23.59	$23.75	$23.55	$23.85	$23.66	$23.65
Low	$20.24	$22.42	$22.07	$21.02	$21.75	$22.10	$22.36	$22.35	$21.52
Volume	136,577	289,689	139,848	323,812	234,127	60,456	147,799	35,663	536,226
September 2013
High	$20.98	$23.35	$22.58	$23.40	$22.51	$22.88	$22.98	$23.42	$22.97
Low	$20.22	$22.82	$22.22	$21.86	$21.80	$22.05	$22.38	$22.18	$21.82
Volume	121,655	238,508	29,485	155,789	338,848	37,999	132,045	22,701	475,869
October 2013
High	$20.63	$23.12	$22.74	$22.63	$22.76	$22.74	$22.74	$22.74	$22.70
Low	$20.00	$22.42	$22.20	$21.86	$21.98	$22.15	$22.01	$22.26	$21.90
Volume	141,989	297,559	72,225	601,695	178,969	83,035	181,664	341,218	620,955
November 2013
High	$21.35	$23.14	$22.74	$22.96	$23.44	$22.60	$23.44	$22.68	$22.40
Low	$20.42	$22.56	$22.25	$22.18	$22.43	$22.20	$22.21	$22.26	$21.90
Volume	142,486	174,208	29,324	207,403	248,647	156,360	157,061	159,584	1,100,680
December 2013
High	$20.98	$22.84	$22.55	$22.56	$22.82	$22.71	$22.86	$22.57	$22.16
Low	$19.70	$20.46	$20.46	$20.81	$21.08	$20.30	$20.28	$20.61	$20.64
Volume	230,273	232,922	81,115	318,693	279,816	105,414	228,735	44,795	1,166,862

BCE Inc. 2013 Annual Information Form 25

6 OUR DIVIDEND POLICY

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend policy. On February 6, 2013, the board of directors modified BCE’s common share dividend policy from a policy with a target dividend payout ratio of 65% to 75% of earnings per share (EPS) before restructuring and other items and net (gains) losses on investments (Adjusted EPS) to a policy with a target dividend payout ratio of 65% to 75% of free cash flow (1). This modification to BCE’s dividend policy was adopted as a result of the new International Financial Reporting Standards (IFRS) accounting standard for defined benefit pension plan expense which has a significant non-cash impact on Adjusted EPS. BCE now reports its dividend payout ratio on the basis of free cash flow as it is better aligned with the payment of cash dividends.

BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The table below describes the increases in BCE’s common share dividend starting with the quarterly dividend payable on April 15, 2011.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE TIME
December 10, 2010	7.7% (from $1.83 per share to $1.97 per share)	Quarterly dividend payable on April 15, 2011
May 12, 2011	5.1% (from $1.97 per share to $2.07 per share)	Quarterly dividend payable on July 15, 2011
December 8, 2011	4.8% (from $2.07 per share to $2.17 per share)	Quarterly dividend payable on April 15, 2012
August 8, 2012	4.6% (from $2.17 per share to $2.27 per share)	Quarterly dividend payable on October 15, 2012
February 7, 2013	2.6% (from $2.27 per share to $2.33 per share)	Quarterly dividend payable on April 15, 2013
February 6, 2014	6.0% (from $2.33 per share to $2.47 per share)	Quarterly dividend payable on April 15, 2014

Dividends on BCE’s preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ and Series AK preferred share for 2013, 2012, and 2011.

	2013	2012	2011
Common	$2.33	$2.22	$2.045
Preferred Shares
Series R	$1.1225	$1.1225	$1.1225
Series S	$0.75	$0.75	$0.75
Series T	$0.84825	$0.84825	$1.056188
Series Y	$0.75	$0.75	$0.75
Series Z	$0.788	$1.009063	$1.08275
Series AA	$0.8625	$1.03125	$1.20
Series AB	$0.75	$0.75	$0.75
Series AC	$0.88752	$1.15	$1.15
Series AD	$0.75	$0.75	$0.75
Series AE	$0.75	$0.75	$0.75
Series AF	$1.13525	$1.13525	$1.13525
Series AG	$1.125	$1.125	$1.115625
Series AH	$0.75	$0.75	$0.75
Series AI	$1.0375	$1.0375	$1.1
Series AJ	$0.75	$0.75	$0.3375
Series AK	$1.03752	$1.03752	$0.50667

(1)	We define “free cash flow” as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

26 BCE Inc. 2013 Annual Information Form

7 OUR DIRECTORS AND EXECUTIVE OFFICERS

7.1 DIRECTORS

The table below lists BCE’s directors, where they lived, the date they have been elected or appointed and their principal occupation on March 6, 2014.

DIRECTORS
NAME AND PROVINCE/STATE	DATE ELECTED OR APPOINTED
AND COUNTRY OF RESIDENCE	TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 6, 2014
Barry K. Allen,	May 2009	Operating Partner, Providence (a private equity firm focused on media,
Florida, United States		entertainment, communications and information investments), since
September 2007
André Bérard, O.C.,	January 2003	Corporate director, since March 2004
Québec, Canada
Ronald A. Brenneman,	November 2003	Corporate director, since March 2010
Alberta, Canada
Sophie Brochu,	May 2010	President and Chief Executive Officer, Gaz Métro Inc. (a distributor
Québec, Canada		of natural gas), since February 2007
Robert E. Brown,(1)(2)	May 2009	Corporate director, since October 2009
Québec, Canada
George A. Cope,	July 2008	President and Chief Executive Officer, BCE and Bell Canada, since
Ontario, Canada		July 2008
David F. Denison, FCPA, FCA,	October 2012	Corporate director, since June 2012, and Chartered
Ontario, Canada		Professional Accountant
Anthony S. Fell, O.C.,	January 2002	Corporate director, since January 2008
Ontario, Canada
Ian Greenberg,	July 2013	Corporate director, since July 2013
Québec, Canada
The Honourable	January 2003	Vice-Chairman, BMO Capital Markets (an investment bank), since
Edward C. Lumley, P.C.,(3)		December 1991
Ontario, Canada
Thomas C. O’Neill, FCPA, FCA,	January 2003	Chair of the Board of Directors, BCE and Bell Canada, since
Ontario, Canada		February 2009, and Chartered Professional Accountant
The Honourable	July 2011	Senior Executive Vice-President and Vice-Chairman, Canadian Imperial
James Prentice, P.C., Q.C.,		Bank of Commerce (CIBC) (a chartered bank), since January 2011
Alberta, Canada
Robert C. Simmonds,	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics
Ontario, Canada		components and radio products), since April 2002
Carole Taylor,	August 2010	Corporate director, since September 2010
British Columbia, Canada
Paul R. Weiss, FCPA, FCA,	May 2009	Corporate director, since April 2008, and Chartered
Ontario, Canada		Professional Accountant

(1)	Mr. Brown was a director of Air Canada from March 2003 until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Mr. Brown was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.
(3)	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

BCE Inc. 2013 Annual Information Form 27

7 OUR DIRECTORS AND EXECUTIVE OFFICERS

PAST OCCUPATION

Under BCE’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE’s directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION
Mr. Brenneman	Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010 and President and Chief Executive Officer of Petro-Canada (a petroleum company) from 2000 until August 2009
Mr. Brown	President and Chief Executive Officer of CAE Inc. (a provider of simulation and modeling technologies as well as integrated training service for both civil aviation and defence customers) from August 2004 to September 2009
Mr. Denison	President and Chief Executive Officer of Canada Pension Plan Investment Board (an investment management organization) from January 2005 to June 2012
Mr. Greenberg	President and Chief Executive Officer of Astral (a diversified media company) from 1995 until July 2013
Mr. Prentice	Held various functions in the Canadian Government from January 2006 to November 2010, notably as the Minister of Industry, the Minister of Environment and the Minister of Indian Affairs and Northern Development
Ms. Taylor	Senior Advisor, Borden Ladner Gervais LLP (a law firm) from 2009 to September 2010 Chair of the Federal Finance Minister’s Economic Advisory Council from December 2008 to January 2010

COMMITTEES OF THE BOARD

The table below lists the committees of BCE’s board of directors and their members on March 6, 2014.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair)
Sophie Brochu
David F. Denison
Ian Greenberg
Robert C. Simmonds
Corporate Governance	Robert E. Brown (Chair)
Barry K. Allen
Sophie Brochu
Robert C. Simmonds
Carole Taylor
Management Resources	Ronald A. Brenneman (Chair)
and Compensation	Barry K. Allen
André Bérard
Robert E. Brown
Anthony S. Fell
Pension Fund	David F. Denison (Chair)
Edward C. Lumley
James Prentice
Carole Taylor
Paul R. Weiss

28 BCE Inc. 2013 Annual Information Form

7 OUR DIRECTORS AND EXECUTIVE OFFICERS

7.2 EXECUTIVE OFFICERS

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office that they held at BCE and/or Bell Canada on March 6, 2014.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Executive Vice-President and Chief Legal & Regulatory Officer
(BCE and Bell Canada)
Charles W. Brown (1)	Ontario, Canada	President – The Source (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Kevin W. Crull	Ontario, Canada	President – Bell Media (Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	President – Bell Mobility and Bell Residential Services and Chief Brand
Officer (Bell Canada)
Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Operations (Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair – Québec (BCE and Bell Canada)
Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer (BCE and
Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Operations (Bell Canada)

(1)	Was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court.

PAST OCCUPATION

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or more, except for:

OFFICER	PAST OCCUPATION
Mr. Little	President and Chief Executive Officer, Visual Sonics Inc. from June 2002 to May 2009
Mr. Watson	Executive Vice-President and President, Telus Consumer Solutions, TELUS Communications Inc. from
April 2005 to June 2009

7.3 DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at December 31, 2013, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 760,233 common shares (or 0.1%) of BCE.

BCE Inc. 2013 Annual Information Form 29

8 LEGAL PROCEEDINGS

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome or timing of the legal proceedings described below or of any other legal proceedings pending at March 6, 2014, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

PURPORTED CLASS ACTION CONCERNING CELLULAR USAGE AND BRAIN TUMOURS

In July 2013, BCE Inc., Bell Canada, Bell Mobility and Bell Aliant Inc. were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action was brought against more than 25 defendants including wireless carriers and device manufacturers and seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The purported class action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that the defendants that are wireless carriers are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty, and breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. The lawsuit has not yet been certified as a class action.

MEDIATUBE LAWSUIT

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant LP by MediaTube Corp. and NorthVu Inc. The claim alleges that the defendants, through their development and use of IPTV systems, infringed on a patent owned by NorthVu Inc. and licensed to MediaTube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services (the plaintiffs estimate the monetary value of these royalties by the time of trial will exceed $350 million) or an accounting of the defendants’ profits, as well as punitive damages. The defendants intend to exercise all available indemnity recourses from third parties that provide the intellectual property upon which the defendants’ IPTV services are based.

CLASS ACTION CONCERNING INCREASE TO LATE PAYMENT CHARGES

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiff alleges that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility.

On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services. The plaintiff seeks authorization to file a class action based on a cause of action alleged to be identical to the one described in the motion filed on October 28, 2010. On December 10, 2013, the motion was amended to, among other matters, add Bell Canada as defendant.

PURPORTED CLASS ACTION CONCERNING DIVIDENDS

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (the Definitive Agreement) providing for the proposed acquisition of all of the outstanding common and preferred equity of BCE Inc. (the Privatization) by a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc., Madison Dearborn and Merrill Lynch Global Private Equity (the Purchaser). On July 4, 2008, the Definitive Agreement was amended to, amongst other things, extend the outside date of the transaction and provide that BCE Inc. would not pay dividends on its common shares until completion of the Privatization. On December 11, 2008, BCE Inc. announced that the proposed Privatization would not proceed.

30 BCE Inc. 2013 Annual Information Form

8 LEGAL PROCEEDINGS

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against BCE Inc., the Purchaser and its guarantors (Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn, collectively, the Guarantors) on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The plaintiffs allege, among other things, that by suspending the payment of dividends to common shareholders, and amending the Definitive Agreement without shareholder approval, BCE Inc. violated its by-laws and articles, its dividend policy, the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the plan of arrangement of BCE Inc. giving effect to the proposed Privatization. The plaintiffs also allege that BCE Inc. acted in an oppressive manner. The action seeks, among other things and in addition to unquantified damages, the payment of dividends for the second and third quarters of 2008. The statement of claim alleges that class members have suffered damages of at least $588 million.

On October 15, 2009, BCE Inc. brought a motion to strike the statement of claim. On December 23, 2009, the plaintiffs filed an application seeking, among other things, leave to amend the statement of claim and commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and certification of the action as a class action. The lawsuit has not yet been certified as a class action.

PURPORTED CLASS ACTIONS CONCERNING ROUNDING UP OF MINUTES

On July 25, 2008, a class action was filed against BCE Inc. in the Ontario Superior Court of Justice on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding Up Action). On August 18, 2008, a similar class action (the Second Rounding Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their airtime rounded up to the next full minute.

Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions would, if certified, seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages, and $5 million in punitive damages.

On January 15, 2014, the Second Rounding Up Action was amended to include an allegation of breach of contract and increase claimed general damages to $500 million and claimed punitive damages to $20 million, without setting out the basis for the increases. The lawsuits have not yet been certified as class actions.

PURPORTED CLASS ACTION CONCERNING 911 FEES

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against communications service providers, including Bell Mobility and Bell Aliant LP, on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The lawsuit has not yet been certified as a class action.

VIDÉOTRON LAWSUIT

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to plaintiffs’ services. On July 23, 2012, the court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs.

The plaintiffs are appealing to the Québec Court of Appeal the quantum of damages awarded by the trial judge and are now seeking damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu has also filed with the Québec Court of Appeal an appeal of the lower court decision on its finding of liability. The appeals will be heard in May 2014.

BCE Inc. 2013 Annual Information Form 31

8 LEGAL PROCEEDINGS

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers (the Initial Action). This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain system access fees invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages.

On September 17, 2007, the court granted certification, on the ground of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers wherever resident in Canada. This decision was maintained by the Saskatchewan Court of Appeal and leave to the Supreme Court of Canada was denied. Accordingly, the Initial Action is now proceeding as a national class action on the merits against the defendants on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers (the Second Action). The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. On December 22, 2009, the court stayed the Second Action upon an application by defendants to dismiss it as an abuse of process. On March 9, 2010, the plaintiffs filed a motion for leave to appeal that decision to the Saskatchewan Court of Appeal. This application was adjourned pending the outcome of the Initial Action.

On December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunication service providers, including BCE Inc. and Bell Mobility. The claim is similar to the Initial Action. The relief sought includes an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fee’s revenue and punitive damages. On August 27, 2013, the plaintiff discontinued the proceeding against BCE Inc. only. The certification motion is scheduled to be heard in April 2014.

OTHER

We are subject to other legal proceedings considered normal in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes and customer disputes. In some legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

32 BCE Inc. 2013 Annual Information Form

9 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 10 EXPERTS 11 TRANSFER AGENT AND REGISTRAR 12 FOR MORE INFORMATION

To the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

Deloitte LLP prepared the Report of Independent Registered Public Accounting Firm in respect of our audited consolidated financial statements and the Report of Independent Registered Public Accounting Firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and the rules and standards of the Public Company Accounting Oversight Board (PCAOB) (United States) and the securities laws and regulations administered by the United States Securities and Exchange Commission.

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is CST, at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; Vancouver, British Columbia; and Halifax, Nova Scotia; and in the United States is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), through BNY Trust Company of Canada (BNY) acting as attorney, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon, through BNY acting as attorney, in Montréal, Toronto and Vancouver.

This Annual Information Form, as well as BCE’s annual and quarterly reports and news releases, are available on BCE’s website at BCE.ca.

Additional information, including information as to directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and related management’s discussion and analysis for BCE’s most recently completed financial year contained in the BCE 2013 Annual Report. You may ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE, at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries   1-800-561-0934
Investor relations   1-800-339-6353

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13 SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the Board of Directors in its oversight of:

  the integrity of BCE’s financial statements and related information

  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors

  BCE’s management’s responsibility for assessing and reporting on the effectiveness of internal controls

  BCE’s enterprise risk management processes.

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”, as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The board of directors has determined that all the members of the Audit Committee during 2013 were, and all current members of the Audit Committee are, financially literate and independent. In respect of the current Audit Committee members, as well as members during 2013, the board of directors determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”. The table below indicates the relevant education and experience of all the Audit Committee members during 2013 and the current members.

RELEVANT EDUCATION AND EXPERIENCE

P.R. Weiss, FCPA, FCA (Chair)	Mr. Weiss has been a director of BCE since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar, a director and audit committee member of The Empire Life Insurance Company, a member of the board of trustees and audit committee Chair of Choice Properties REIT, and was a director and audit committee member of ING Bank of Canada until November 2012. He is a director and past Chair of Soulpepper Theatre Company and past Chair of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP. He served as Managing Partner of the Canadian Audit Practice (KPMG Canada), a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

A. Bérard, O.C. (until August 8, 2013)	Mr. Bérard has been a director of BCE since January 2003. He is a director of Bombardier Inc., Groupe BMTC Inc., and TransForce Inc. Mr. Bérard was Chair of the Board of National Bank of Canada (a chartered bank) from 2002 to 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to 2002. He holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.

S. Brochu	Ms. Brochu has been a director of BCE since May 2010. She is a director and member of the audit committee of Bank of Montréal. Ms. Brochu has been active in the energy industry for more than 25 years. She began her career in 1987 as a financial analyst for SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro Inc., as Vice-President, Business Development. In 2005, Ms. Brochu was appointed Executive Vice-President. Since 2007, she has held the position of President and Chief Executive Officer of Gaz Métro Inc. and is a member of the Board of Directors. Ms. Brochu graduated in Economics from Université Laval, in Québec City, where she specialized in the energy sector. She is the Chair of Forces Avenir, which promotes students’ involvement in their communities. Ms. Brochu is actively involved with Centraide of Greater Montreal. She is also a director of Fondation Chagnon. She co-founded “80, ruelle de l’Avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to stay in school.

34 BCE Inc. 2013 Annual Information Form

13 SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

D.F. Denison, FCPA, FCA	Mr. Denison has been a director of BCE since October 2012. Mr. Denison has extensive experience in the financial services industry, most recently serving as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. He is a director of Royal Bank of Canada since 2012, and director of Allison Transmission Holdings, Inc. since 2013. He serves as Chair of the boards of Bentall Kennedy Limited Partnership (a real estate investment advisor) and Bridgepoint Health (a provider of healthcare services). Prior to his appointment to the Canada Pension Plan Investment Board, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the Unites States and Europe. Mr. Denison is a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the World Bank Treasury Expert Advisory Committee and the University of Toronto Investment Advisory Committee. Mr. Denison earned bachelor degrees in Mathematics and Education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of CPA Ontario.

A.S. Fell, O.C. (until August 8, 2013)	Mr. Fell has been a director of BCE since January 2002. Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Dominion Securities Inc. (an investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. He is a director of Loblaw Companies Limited. Mr. Fell is a past Chairman of Munich Reinsurance Company of Canada, a past Chairman of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws Degree from McMaster University in 2001 and from the University of Toronto in 2006. Mr. Fell was inducted into the Canadian Business Hall of Fame in May 2010.

I. Greenberg (since August 8, 2013)	Mr. Greenberg has been a director of BCE since July 2013. From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral. He is a member of the Broadcasting Hall of Fame and the recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg is a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital. He is also a director of Cineplex Inc.

The Honourable J. Prentice, P.C., Q.C. (until August 8, 2013)	Mr. Prentice has been a director of BCE since July 2011. He is also a director of Canadian Pacific Railway Company. Mr. Prentice is a Senior Executive Vice-President and Vice-Chairman of CIBC since January 2011 As such, he is responsible for expanding CIBC’s relationships with corporate clients across Canada and abroad, and for providing leadership on strategic initiatives to enhance CIBC’s position in the market. Mr. Prentice is well known for his contribution to public life in Canada. He was first elected as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010 he was one of the most senior Ministers in the Canadian Government, serving as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development. In addition, Mr. Prentice chaired the Operations Committee of Cabinet and sat on the Priorities and Planning Committee from 2006 through November 2010. Prior to entering public office, Mr. Prentice practiced law in Calgary, specializing in commercial law and property rights. He served as the Co-Chair of the Indian Claims Commission of Canada from 1993 until 2000. He graduated from the University of Alberta with a Bachelor of Commerce in 1977 and then entered Dalhousie Law School as a Dunn Scholar, graduating with his Bachelor of Laws in 1980. Mr. Prentice was designated a Queen’s Counsel in 1992.

R.C. Simmonds	Mr. Simmonds has been a director of BCE since May 2011. Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chairman of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became Chair of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is chair of the Mobile and Personal Communications Committee of the RABC, the body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A. Sc. in Electrical Engineering at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

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13 SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

The New York Stock Exchange governance rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee. None of the current members of BCE’s Audit Committee serve on the audit committee of more than three public companies.

Mr. Bérard was a member of BCE’s Audit Committee until August 8, 2013. During the time he served on BCE’s Audit Committee in 2013, he also served on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The board of directors carefully reviewed the audit committee service of Mr. Bérard and concluded that these other activities did not, during his tenure on BCE’s Audit Committee in 2013, impair his ability to effectively serve on BCE’s Audit Committee. This conclusion was based on the following:

  he is retired and is not involved in professional activities other than serving on various public corporations’ boards of directors and audit committees he has extensive accounting and financial knowledge and experience, which served the best interests of BCE he made valuable contributions to BCE’s Audit Committee

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services however are pre-approved annually and quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2013	2012
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit fees (1)	9.9	7.9
Audit-related fees (2)	1.7	2.0
Tax fees (3)	0.6	0.6
All other fees (4)	1.0	0.1
Total (5)	13.2	10.6

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2013 and 2012, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $13.2 million for 2013 and $10.6 million for 2012 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2013 and $9.5 million in 2012.

36 BCE Inc. 2013 Annual Information Form

14 SCHEDULE 2 – AUDIT COMMITTEE CHARTER

I.	PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	DUTIES AND RESPONSIBILITIES
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.
B.	Oversight of the Shareholders’ Auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

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14 SCHEDULE 2 – AUDIT COMMITTEE CHARTER

2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and
	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review the annual audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;
c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

38 BCE Inc. 2013 Annual Information Form

14 SCHEDULE 2 – AUDIT COMMITTEE CHARTER

E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing, mitigating and, where required, reporting strategic, operational, regulatory and general risks, including:
		–	the Corporation’s major financial and operational risk exposures and the steps the Corporation has taken to monitor and control such exposures;
		–	the Corporation’s major security risks, including the physical security and performance of critical infrastructure and fraud prevention, and security trends that may impact the Corporation’s operations and business;
		–	the Corporation’s major risks related to information security, privacy and records management;
		–	the Corporation’s business continuity plans, including work stoppage and disaster recovery plans;
		–	the Corporation’s environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
		i.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems;
		ii.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Compliance with Legal Requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.
IV.	OUTSIDE ADVISORS
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	MEMBERSHIP
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	AUDIT COMMITTEE CHAIR
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

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14 SCHEDULE 2 – AUDIT COMMITTEE CHARTER

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	TERM
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	PROCEDURES FOR MEETINGS
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	QUORUM AND VOTING
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/ her delegate shall be the Secretary of the Audit Committee.
XI.	VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

40 BCE Inc. 2013 Annual Information Form

Trade-marks: The following are trade-marks referred to and used as such in this annual information form that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest own or use under licence. Aliant and FibreOP are trade-marks of Bell Aliant Regional Communications, Limited Partnership; BCE is a trade-mark of BCE Inc.; Bell, Bell Canada, Bell Centre, Bell Media, Bell Mobility, Bell TV, Fibe, Let’s Talk, TV Everywhere and xWave are trade-marks of Bell Canada; Astral, Astral Media, Astral Out-of-Home, BNN, Canal D, Canal Vie, CFCF, CFCN, CinéPop, CTV, CTVGlobeMedia, CTV Specialty, Super Écran, The Movie Network, TMN, TMN Encore, TMN GO, VRAK.TV, and Ztélé are trade-marks of Bell Media Inc.; Amazing Race is a trade-mark of Canadian Outback Adventure Company Limited; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; HBO Canada is a trade-mark of Home Box Office Inc.; MLSE, Toronto Raptors, Toronto Maple Leafs, and Toronto Marlies are trade-marks of Maple Leaf Sports & Entertainment Ltd.; MTV is a trade-mark of Viacom International Inc.; Q9 is a trade-mark of Q9 Networks Inc.; The Big Bang Theory is a trade-mark of Warner Bros. Entertainment Inc.; The Globe and Mail is a trade-mark of The Globe and Mail Inc.; The Source is a trade-mark of The Source (Bell) Electronics Inc.; TSN and RDS are trade-marks of The Sports Network Inc.; Virgin Mobile and Virgin Mobile Canada are trade-marks of Virgin Enterprises Limited.

We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this annual information form are the property of their respective owners.

© BCE Inc., 2014. All rights reserved.